April 17, 2023

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson National Life Insurance Company Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (Jackson Market Link Pro Advisory II) File No. 333-268101

Dear Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1.

A request that the Commission declare the Registration Statement effective on May 1, 2023 at 9:00 a.m. ET is being filed concurrently with this filing.

If you have any questions, please call me at (517) 331-4262.

Very truly yours,

/s/ ALISON SAMBORN
Alison Samborn
Associate General Counsel
Insurance Legal

cc:    Sonny Oh
Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).